Exhibit 99.1

Zhibao Technology Inc. Announces Signing a Non-Binding Term Sheet for Approximately 3,500 Bitcoins as consideration for PIPE Financing

SHANGHAI, July 22, 2026 — Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading high-growth InsurTech company and pioneer of the 2B2C digital embedded insurance model in China, today announced that it has entered into a non-binding term sheet (the “Term Sheet”) with JOYERTECH AND INFORMATION OPC (the “Buyer”) outlining the principal terms of a proposed private investment in public equity (“PIPE”) financing (the “Transaction”).

The signed term sheet is non-binding and the proposed Transaction remains subject to, among other things, the completion of satisfactory legal, financial, and operational due diligence, the negotiation and execution of definitive agreements, applicable corporate and regulatory approvals, compliance with Nasdaq listing requirements, and the satisfaction of other customary closing conditions. No assurance can be given that definitive agreements will be executed or that the proposed Transaction will be consummated on the terms described herein, or at all.

Key Transaction Structure & Strategic Highlights

●	PIPE Issuance & Bitcoin Consideration: The Buyer (or its designated entity) intends to subscribe for securities in a proposed PIPE financing of the Company, with consideration expected to include approximately 3,500 Bitcoin (“BTC”), subject to final valuation, custodial arrangements, audit verification, regulatory review, Nasdaq compliance, and the execution of definitive agreements.

●	Proposed Control Transition: Subject to the terms and conditions of definitive agreements, the Company intends to maintain its existing operations while the Buyer is expected to designate a majority of the members of the board of directors at the closing of the PIPE financing.

●	Management of existing business: Until the separation, disposition, or other restructuring of the Company’s existing business, the current management team is expected to continue overseeing the day-to-day operations of the legacy business.

About Zhibao Technology Inc.

Zhibao Technology Inc. is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao acquires and analyzes customer data, utilizes big data and AI technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep it abreast of the new trends and customer preferences in the market. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations

Office Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

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